Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following booklet was mailed on August 4, 2010 to certain FirstEnergy Corp. shareholders that have not yet voted:

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

In addition to historical information, this booklet may contain a number of "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy's and Allegheny Energy's plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy's and Allegheny Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. **FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.** You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny Energy's website (www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings."

www.firstenergycorp.com/alleghenymerger.com

Dear Fellow Shareholder,

The merger of FirstEnergy with Allegheny Energy is an important milestone in our company's history. This transaction is a natural fit of two companies that share common cultures and similar business models. Importantly, it has the potential to deliver significant benefits to our shareholders.

The combination is expected to result in new opportunities to enhance shareholder value, particularly related to the generation portfolio, which will benefit from a broader geographic reach and overall improved operational and environmental performance. It also is expected to create diversified avenues for growth through strong regulated and competitive businesses.

This booklet, along with the joint proxy statement/prospectus that recently was mailed to you, provides additional information regarding the merger.

The Board of Directors has unanimously approved the proposed merger and recommends that you vote your shares *for* all proposals on the enclosed proxy card.

We need your vote in order to take advantage of the benefits of the merger. Remember, not voting, or abstaining, has the same effect as a vote against the merger.

Please take a moment to vote your shares today by following the instructions on the enclosed proxy card or voting instruction form.

Thank you for your continued support of FirstEnergy.

Sincerely,

Anthony J. Alexander
President and Chief Executive Officer

Remember

You can vote your shares by telephone, Internet or mail.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free, at **(877) 687-1866.**

FirstEnergy

FIRSTENERGY/ ALLEGHENY ENERGY:

Building A Better Company

The merger of FirstEnergy and Allegheny Energy is a natural fit with the potential to provide:

- Lower risk
- Higher growth
- Stronger balance sheet
- Increased earnings
- Cleaner generation

Your Vote Is Very Important – Make Sure Your Shares Are Represented

FirstEnergy

Facts At A Glance The combination of FirstEnergy and Allegheny Energy would create a leading regional energy provider with operations in seven states and: • Approximately $16 billion in annual revenues, $1.4 billion in annual net income, and a solid balance sheet with strong operating cash flows, based on combined figures as of December 31, 2009. • Ten regulated electric distribution companies providing service to more than six million customers. • Approximately 24,000 megawatts of generating capacity from a diverse mix of regional resources, including coal, nuclear, natural gas, oil, and more than 2,200 megawatts of renewable energy. • Nearly 20,000 miles of high-voltage transmission lines connecting the Midwest and Mid-Atlantic. • Contiguous service territories and similar business models that make the combination a natural fit with the potential to produce lower risk, higher growth, a cleaner generation fleet, a stronger balance sheet and increased earnings. New Jersey • An experienced management team with the proven ability to integrate companies and create long-term shareholder value. Maryland The FirstEnergy Board of Directors unanimously approved the merger agreement and recommends that FirstEnergy shareholders vote: • FOR the proposal to authorize and approve the issuance of FirstEnergy common stock in the merger and the other transactions contemplated by the merger agreement • FOR the proposal to adopt an amendment to FirstEnergy’s charter to increase the authorized shares of common stock, and • FOR the proposal to authorize adjournment of the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies Your Board of Directors believes voting FOR the proposals described above will provide outstanding value to shareholders. Expected benefits of the merger include: • Enhanced earnings growth and shareholder return potential • Opportunities to create value through increased scale, scope and diversification • Earnings accretion in the first full year following the completion of the merger • Growth consistent with FirstEnergy’s strategy to build a balanced, integrated and diversified portfolio of assets • A significant pPennsylvania in our regiNew West Virginia Virginia FirstEnergy service area Allegheny Energy service area FirstEnergy service area Allegheny Energy service area Pennsylvania Questions & Answers Q. Why should I vote FOR the proposals? A. The merger is expected to create a larger, stronger company that is better positioned for future growth and success in competitive markets. We expect that the merger will be accretive to earnings in the first full year following the close of the merger. FirstEnergy believes the merger will provide substantial strategic and financial benefits to shareholders, customers and communities, including: • Increased scale, scope and diversification • Increased financial strength and flexibility • Combined expertise in competitive markets and complementary geography with contiguous service territories • Cost savings and other synergies Q. What do I need to do now? A. A transaction this important cannot happen without your support. Please take a moment of your time to vote promptly-either by telephone, Internet, or by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. Q. What will happen if I don’t vote? A. Your vote is important. Not voting will have the same effect as voting against the merger. Q. My shares are held in my broker’s name. Will my broker automatically vote my shares? A. No. If your shares are held in the name of a bank or broker or other nominee, you must instruct your broker as to how you want your shares voted. If your broker does not receive your voting instructions, your shares will not be represented at the special meeting of FirstEnergy shareholders. Y38871_2 Q. What regulatory approvals are needed? A. The merger is conditioned upon app roval by the state regulatory commissions in Pennsylvania, Maryland, West Virginia and Virginia, and the Federal Energy Regulatory Commission (FERC). These applications all have been filed and are pending. The merger also requires expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Finally, the merger requires registration of the FirstEnergy common stock to be issued to Allegheny Energy shareholders in the merger with the Securities and Exchange Commission (SEC). The registration statement registering the shares was declared effective by the SEC on July 16, 2010. Q. How long will it take to complete the merger? A. We believe that we are on track to complete the merger during the first half of 2011. Q. Who will lead the new organization? A. Anthony J. Alexander will remain president and chief executive officer of FirstEnergy. Paul J. Evanson, chairman, president and chief executive officer of Allegheny Energy, will become executive vice chairman of the combined company, reporting to Mr. Alexander. The combined company will operate under the name FirstEnergy Corp. and will be headquartered in Akron, Ohio. Q. What if I have questions about the merger or need assistance in voting my shares? A. Please call the firm assisting us in the solicitation of proxies, Innisfree M&A Incorporated, toll-free, at (877) 687-1866. Additional information also is available at www.firstenergycorp.com/alleghenymerger and at www.sec.gov.